QuickLinks -- Click here to rapidly navigate through this document
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)
DYNAMEX, INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
26784F103
(CUSIP Number)
November 13, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            26784F103

1.	Names of Reporting Persons NATHAN H DARDICK I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 513,600

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 513,600

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 513,600

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9)
Less than 5.0%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

        The purpose of this amendment filing is to disclose that as of the date hereof, the Reporting Person no longer has beneficial ownership of more than five percent of the class of securities of the Issuer.

Item 1(a)	Name of Issuer:
Dynamex, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices:
1431 Greenway Drive, Suite 345, Irving, Texas 75038
Item 2(a)	Name of Person Filing:
Nathan H Dardick
Item 2(b)	Address of Principal Business Office or, if None, Residence:
2331 Orrington Avenue, Evanston, Illinois 60201-2819
Item 2(c)	Citizenship:
United States
Item 2(d)	Title of Class of Securities:
Common Stock, $0.01 par value per share
Item 2(e)	CUSIP Number:
26784F103
Item 3.	Filing Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
Not Applicable
Item 4.	Ownership:
(a) Amount beneficially owned: 513,600
(b) Percent of class: Less than 5%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 513,600
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 513,600
(iv) Shared power to dispose or to direct the disposition of 0
Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable
Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable
Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transactions having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2003
/s/ Nathan H Dardick Nathan H Dardick

QuickLinks

SIGNATURE